Exhibit 21.1

VAREX IMAGING CORPORATION

LIST OF SUBSIDIARIES

Name	Jurisdiction of Incorporation
Jiangsu Varian Medical Systems Co., Ltd.	China
MeVis Medical Solutions AG	Germany
Varex Imagens Brasil Holdings, Ltda.	Brazil
Varex Imaging Corporation	Delaware, USA
Varex Imaging Holdings, Inc.	Delaware, USA
Varex Imaging France SARL	France
Varex Imaging Deutschland GmbH	Germany
Varex Imaging Italia Srl	Italy
Varex Imaging Investments B.V.	Netherlands
Varex Imaging International Holdings B.V.	Netherlands
Varex Imaging UK Limited	United Kingdom
Claymount Technologies Group B.V.	Netherlands
Claymount Switzerland AG	Switzerland
Claymount International AG	Netherlands
Claymount Assemblies Philippines, Inc.	Philippines
Claymount High Voltage Technologies (Beijing) Co. Ltd.	China
Claymount Assemblies B.V.	Netherlands
Claymount Americas Corporation	Illinois, USA